As filed with the Securities and Exchange Commission on July 1, 2014

Securities Act File No. 333-195370

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐     PRE-EFFECTIVE AMENDMENT NO.

☒     POST-EFFECTIVE AMENDMENT NO. 1

THE TOCQUEVILLE TRUST

(Exact Name of Registrant as Specified in Charter)

40 WEST 57TH STREET, 19TH FLOOR

NEW YORK, NEW YORK 10019

(Address of Principal Executive Offices)

(212) 698-0800

(Registrant’s Telephone Number)

Robert Kleinschmidt

The Tocqueville Trust

40 West 57th Street, 19th Floor

New York, New York 10019

(Name and Address of Agent for Service)

with copies to:

Michael R. Rosella, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

It is proposed that this Registration Statement will become effective immediately pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

This filing is being made solely for the purpose of adding exhibits. No other part of the Registration Statement is amended or superseded hereby.

No filing fee is due because the Registrant has previously registered an indefinite number of shares under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940.

Title of securities being registered: Shares of beneficial interest, par value $0.01 per share, of The Tocqueville Alternative Strategies Fund, a series of the Registrant.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement of The Tocqueville Trust (the “Trust”) on Form N-14 hereby incorporates Part A and Part B from the Trust’s filing of the definitive combined proxy statement/prospectus and statement of additional information pursuant to Rule 497(c) filed on May 20, 2014. This Post-Effective Amendment No. 1 is being filed to add the final tax opinion as an Exhibit to Part C of the Registration Statement.

PART C. OTHER INFORMATION

ITEM 15. Indemnification

Article VIII of the Registrant’s Agreement and Declaration of Trust provides as follows:

The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated in any such action, suit or other proceeding (a) not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or (b) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office. Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties) shall be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article, provided, however, that either (a) such Covered Person shall have provided appropriate security for such undertaking, (b) the Trust shall be insured against losses arising from any such advance payments or (c) either a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter), or independent legal counsel in a written opinion shall have determined, based upon a review of readily available facts (as opposed to a full trial type inquiry) that there is reason to believe that such Covered Person will be found entitled to indemnification under this Article.

As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication by a court, or by any other body before which the proceeding was brought, that such Covered Person either (a) did not act in good faith in the reasonable belief that his or her action was in the best interests of the Trust or (b) is liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, indemnification shall be provided if (a) approved as in the best interests of the Trust, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that such Covered Person acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and is not liable to the Trust or its Shareholders by reasons of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial type inquiry) to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and that such indemnification would not protect such Covered Person against any liability to the Trust to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. Any approval pursuant to this Section shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or to have been liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Covered Persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Covered Person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Covered Person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 16. Exhibits

1.

(a)	Agreement and Declaration of Trust of the Registrant. (1)

(b)	Amendment to the Agreement and Declaration of Trust of the Registrant dated August 19, 1991. (2)

(c)	Amendment to the Agreement and Declaration of Trust of the Registrant dated August 4, 1995. (1)

2.	Amended and Restated By-laws of the Registrant. (2)

3.	Not Applicable.

4.	Agreement and Plan of Reorganization and Liquidation. (9)

5.	Instruments Defining Rights of Security Holders are herein incorporated by reference from the Trust’s Declaration of Trust and By-laws.

6.	Investment Advisory Agreement between the Registrant, on behalf of The Tocqueville Alternative Strategies Fund, and Tocqueville Asset Management, L.P. dated June 9, 2014. (10)

7.

(a)	Amended And Restated Distribution Agreement between the Registrant and Tocqueville Securities, L.P. dated September 24, 2009. (6)

(b)	Amended and Restated Distribution Agreement between the Registrant and Tocqueville Securities L.P. dated June 9, 2014. (10)

8.	Not Applicable.

9.	Custody Agreement between the Registrant and U.S. Bank, N.A. (6)

(a)	Amendment to the Custody Agreement dated September 24, 2009. (6)

(b)	Second Amendment to the Custody Agreement dated October 12, 2010. (7)

(c)	Third Amendment to the Custody Agreement dated December 6, 2011. (7)

(d)	Fourth Amendment to the Custody Agreement dated December 20, 2013. (10)

(e)	Fifth Amendment to the Custody Agreement dated June 9, 2014. (10)

10.	Plan for Payment of Certain Expenses for Distribution or Shareholder Servicing Assistance of Class A Shares of The Tocqueville Alternative Strategies Fund. (10)

11.	Opinion and Consent of Counsel

(a)	Opinion of Counsel regarding legality of issuance of shares and other matters. (8)

(b)	Consent of Counsel. (8)

12.	Opinion of Counsel on tax matters – filed herewith.

13.	Other Material Contracts

(a)	Administration Agreement between the Registrant and Tocqueville Asset Management, L.P. (2)

(i)	Amendment to the Administration Agreement dated September 24, 2009. (6)

(ii)	Second Amendment to the Administration Agreement dated June 9, 2014. (10)

(b)	Fund Sub-Administration Servicing Agreement between Tocqueville Asset Management, L.P. and U.S. Bancorp Fund Services, LLC. (5)

(i)	Amendment to the Fund Sub-Administration Servicing Agreement dated September 24, 2009. (6)

(ii)	Amendment to the Fund Sub-Administration Servicing Agreement dated June 9, 2014. (10)

(c)	Amended and Restated Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC. (3)

(i)	Amendment to the Amended and Restated Transfer Agent Servicing Agreement dated September 24, 2009. (6)

(ii)	Amendment to the Amended and Restated Transfer Agent Servicing Agreement dated June 9, 2014. (10)

(d)	Amended and Restated Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC. (4)

(i)	Amendment to the Amended and Restated Fund Accounting Servicing Agreement dated September 24, 2009. (6)

(ii)	Amendment to the Amended and Restated Fund Accounting Servicing Agreement dated June 9, 2014. (10)

(e)	Amended and Restated Prospect Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC. (3)

(i)	Amendment to the Amended and Restated Prospect Servicing Agreement dated September 24, 2009. (6)

14.

(a)	Consent of Tait, Weller & Baker LLP (for Target Fund). (8)

15.	Not Applicable.

16.	Powers of Attorney. (8)

17.

(a)	Form of Proxy Ballot. (8)

(b)	Definitive Prospectus and Statement of Additional Information of Investment Managers Series Trust, with respect to the Bridgehampton Value Strategies Fund, dated October 1, 2013, previously filed pursuant to Rule 497 (File No. 333-122901) on October 3, 2013, is incorporated herein by reference.

(c)	Annual Report to Shareholders of Investment Managers Series Trust, with respect to the Bridgehampton Value Strategies Fund for the fiscal year ended December 31, 2013, previously filed on Form N-CSR (File No. 811-21719) on March 10, 2014, is incorporated herein by reference.

(1)	Previously filed in Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A on January 30, 2002, and incorporated by reference herein.

(2)	Previously filed in Post-Effective Amendment No. 27 to the Registrant’s Registration Statement on Form N-1A on February 27, 2003, and incorporated by reference herein.

(3)	Previously filed in Post-Effective Amendment No. 31 to the Registrant’s Registration Statement on Form N-1A on February 25, 2005, and incorporated by reference herein.

(4)	Previously filed in Post-Effective Amendment No. 32 to the Registrant’s Registration Statement on Form N-1A on February 28, 2006, and incorporated by reference herein.

(5)	Previously filed in Post-Effective Amendment No. 34 to the Registrant’s Registration Statement on Form N-1A on February 28, 2008, and incorporated by reference herein.

(6)	Previously filed in Post-Effective Amendment No. 37 to the Registrant’s Registration Statement on Form N-1A on September 28, 2009, and incorporated by reference herein.

(7)	Previously filed in Post-Effective Amendment No. 42 to the Registrant’s Registration Statement on Form N-1A on February 28, 2012, and incorporated by reference herein.

(8)	Previously filed in the Registrant’s Registration Statement on Form N-14 on April 18, 2014, and incorporated by reference herein.

(9)	Previously filed as Appendix A in the Registrant’s Definitive Combined Proxy Statement/Prospectus on May 20, 2014, and incorporated herein by reference.

(10)	Previously filed in Post-Effective Amendment No. 49 to the Registrant’s Registration Statement on Form N-1A on June 13, 2014, and incorporated by reference herein.

ITEM 17. Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant undertakes to file an opinion of counsel supporting the tax consequences to shareholders discussed in the combined proxy statement and prospectus in a post-effective amendment to this registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York on the 1st day of July, 2014.

THE TOCQUEVILLE TRUST

By:	/s/ Robert Kleinschmidt
Robert Kleinschmidt
President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on N-14 has been signed by the following persons in the capacities indicated on the 1st day of July, 2014.

Signatures	Title	Date
/s/ Robert Kleinschmidt	President and Trustee	July 1, 2014
Robert Kleinschmidt

/s/ Helen Balk	Treasurer	July 1, 2014
Helen Balk

/s/ Francois D. Sicart	Chairman and Trustee	July 1, 2014
Francois D. Sicart

Charles W. Caulkins*	Trustee
James W. Gerard*	Trustee
Guy A. Main*	Trustee
William F. Indoe*	Trustee
William J. Nolan III*	Trustee
Alexander Douglas*	Trustee

/s/ Thomas Pandick		July 1, 2014
Thomas Pandick
Attorney-in-Fact*

*	Executed copies of the Powers of Attorney were filed as Exhibit (16) to the Registrant’s Registration Statement on Form N-14 on April 18, 2014.

INDEX TO EXHIBITS

Exhibit	Caption

(12)	Opinion of Counsel on tax matters.